

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2018

Victoria Rudman
Interim Chief Executive Officer
Life Clips, Inc.
18851 NE 29th Ave.
Suite 700 PMB# 348
Aventura, FL 33180

> **Re: Life Clips, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2017**
> **Filed April 4, 2018**
> **File No. 000-55697**

Dear Ms. Rudman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2017

Item 9A. Controls and Procedures, page 16

1. Consistent with Item 307 of Regulation S-K, please amend the filing to disclose the conclusion of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report - i.e., June 30, 2017. We note that Item 307 of Regulation S-K is a separate requirement from the requirements of Item 308 of Regulation S-K.

Management's annual report on internal control over financial reporting, page 16

2. Revise management's report in the requested amendment to identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal

Victoria Rudman
Life Clips, Inc.
June 28, 2018
Page 2

Control - Integrated Framework that was used to perform your assessment, i.e., the 1992 Framework or the Updated Framework issued in 2013. Please refer to Item 308(a)(2) of Regulation S-K.

<u>General</u>

3.	We note that you have not filed all the reports required by Section 13(a) or 15(d) of the Securities Exchange Act of 1934. Please advise us when you intend to file the quarterly reports on Form 10-Q for the periods ended September 30, 2017, December 31, 2017 and March 31, 2018.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Division of Corporation Finance
Office of Electronics and Machinery